Filed Pursuant to Rule 424(b)(2)
Registration No. 333-163070

PROSPECTUS SUPPLEMENT
(To prospectus dated November 19, 2009)

1,623,100 Shares

Common Stock

Pursuant to the sales agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, our sales agent, during the period from November 23, 2009 through December 24, 2009, we sold 1,623,100 shares of our common stock, par value $0.01 per share, at market prices through our sales agent. Our gross proceeds from such sales were $12,550,062.44, and the aggregate gross sales commission to Merrill Lynch, Pierce, Fenner & Smith Incorporated was approximately $251,001.25. Our aggregate proceeds from such sales, net of commissions to the sales agent and other costs incurred in issuing the shares, were $12,298,738.64.

Our common stock trades on the Nasdaq Global Select Market under the symbol “CATY.” The last reported trading price of our stock on January 7, 2010 was $8.88.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated November 19, 2009 and the prospectus supplement dated November 23, 2009.

The shares of Common Stock are not savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed on the adequacy, completeness or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch

The date of this prospectus supplement is January 8, 2010.